FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated November 7, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: November 7, 2012

Jaguar Land Rover PLC

Interim Report

for the three months and six months ended 30 September 2012

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover PLC and its subsidiaries.

EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

FY13 – Year ended 31 March 2013

FY12 – Year ended 31 March 2012

H1 – 6 months ended 30 September

Q2 – 3 months ended 30 September

Q1 – 3 months ended 30 June

JLR key metrics

Retail volumes

Revenue

EBITDA

Net income

Guidance Notes:

•	Trading result is before providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

•	Net Income is after providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

•	EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

Enthusiastic reception to new Range Rover

The Paris motor show saw the launch of one of our most eagerly awaited products, the all new Range Rover, the world’s most refined and capable SUV.

“Launching the all-new Range Rover represents a major milestone for Land Rover, being the first exciting output from an unprecedented investment in premium vehicle technologies,” said John Edwards, Land Rover Global Brand Director.

“The new Range Rover preserves the essential, unique character of the vehicle – that special blend of luxury, performance and unmatched all-terrain capability. However, its clean sheet design and revolutionary lightweight construction have enabled us to transform the experience for luxury vehicle customers, with a step change in comfort, refinement and handling.”

The world’s first SUV with a lightweight all-aluminium body, the new Range Rover takes the capabilities of the marque’s flagship to a new level, with even greater luxury and refinement, enhanced performance and handling on all terrains, and significant advances in sustainability. The all-aluminium body shell has helped reduce the weight of the car by 420kg, about the same as 5 passengers.

The Range Rover has already been declared the world’s top SUV by The Sunday Times.

First sight of the Jaguar F-TYPE

Also revealed by Lana Del Rey at the Paris motor show, the F-TYPE is Jaguar’s all new two seat convertible sports car.

The new Jaguar F-TYPE represents a return to the company’s heart: a two-seat, convertible sports car focused on performance, agility and driver involvement. The F-TYPE is a continuation of a sporting bloodline that stretches back more than 75 years and encompasses some of the most beautiful, thrilling and desirable sports cars ever built. Joining the XK convertible and coupe models, the new F-TYPE provides Jaguar with a broader line of sports and GT models.

“Jaguar is a founding member of the sports car segment with a rich sporting bloodline stretching over 75 years, and in the F-TYPE we’ve reignited that flame. The F-TYPE isn’t designed to be like anyone else’s sports car. It’s a Jaguar sports car – ultra-precise, powerful, sensual and, most of all, it feels alive.”

Jaguar, which has innovated the use of aluminium body structures, built the new F-TYPE around its most advanced rigid and lightweight aluminium architecture to date. Jaguar engineers applied more than a decade’s worth of aluminium construction experience to achieve the twin goals for the F-TYPE of low mass and an extremely rigid body.

Management’s discussion and analysis of financial condition and results of operations

The Company has performed strongly in the quarter, with revenue for the 3 months of £3,288 million, compared to £2,915 million in Q2 FY12. PBT for Q2 FY13 at £431 million is up £215 million over Q2 FY12.

The continued success of the new Range Rover Evoque, with in excess of 24,000 vehicles retailed in the quarter, has helped increase volumes in all markets compared to Q2 FY12.

Overall Jaguar retails are down in the quarter, driven by the weaker XK and XJ segments. The new Jaguar XF Sportbrake and all wheel drive (AWD) are going on sale in Q3 FY13.

European market conditions have been difficult, with continuing concern around the financial situation and the position of the Euro, particularly acute in Italy and Spain. Whilst overall volumes in Europe are up from Q2 FY12, excluding the Range Rover Evoque and Range Rover Sport, volumes were down.

Strong growth has continued in China and this, alongside difficult markets in Europe, has combined to make China our 2nd largest retail market and our largest wholesale market in the quarter. China is our largest market for H1 FY13. The increase in China volumes has helped increase our EBITDA margins to 14.8%, broadly the level seen in over the last 3 quarters and marginally up compared to Q2 FY12

The market turmoil in Europe has had a significant impact on exchange rates, with average GBP/Euro rates going from 1.12 I Q2 FY12 to 1.25 in the current quarter. On the other hand, the USD has strengthened since Q2 FY12 caused by signs of economic recovery in the region. The weakening Euro and strengthening USD have had a beneficial impact on the company EBITDA in the period.

The company has also benefitted from lower commodity prices in the quarter compared to FY12. Commodity prices continue to be volatile in line with global economic uncertainty. However, since Q1 FY13, both oil and aluminium prices have increased.

The Company continues to invest significantly in capital spending and R&D, spending £488m in Q2, up £107m compared to Q2 FY12. The company expects capital spending, including R&D, to be in the region of £2 billion in FY13.

General trends in performance (including results of operations)

Results and prospects

Quarter financial result

The Company has continued to perform strongly in the second quarter of FY13 (Q2 FY13) compared to the equivalent quarter in FY12 (Q2 FY12), with improved revenue as a result of increased volumes.

Our market share in China has increased in the quarter and the new Range Rover Evoque has continued to drive sales.

Free cash flow remained positive in the quarter at £106 million (Q2 FY12: £119m), even after £107 million higher R&D and capital spending.

Revenue and earnings

The Company generated revenue of £3,288 million in Q2 FY13, an increase of 13% over the £2,915 million in Q2 FY12.

EBITDA for the Company increased by £66 million for the quarter to £486 million compared to £420 million for Q2 FY12.

The EBITDA margin has remained broadly flat compared to Q2 FY12, at 14.8% (up 0.4 ppt) in Q2 FY13 which is also in line with the last 3 quarters. This is primarily driven by strong geographic mix, favourable exchange rate environment and lower commodity prices.

PBT has increased by £215 million, from £216 million to £431 million in the quarter. This reflects the increase in revenue and margins, and £63 million of MTM exchange gains recognised in the quarter, compared to £82 million of losses recognised in Q2 FY12.

Net Income

Net Income (PAT) for the quarter was £305 million (Q2 FY12: £172 million), with income tax expense for the quarter of £126 million, up from £44 million in Q2 FY12.

The effective tax rate has risen to 29%, compared to 20% at Q2 FY12 following the full recognition of a net UK deferred tax asset in the company in Q4 FY12.

Overall strong volume growth

Total retail volumes were 84,749 units for the quarter, an increase of 29% compared to Q2 FY12. Retail volumes for Q2 FY13 were 12,798 units for Jaguar and 71,951 for Land Rover. Land Rover’s volume compared to the equivalent quarter in the prior year increased 37% whilst Jaguar’s volume was down by 3%.

Much of the increase was driven by the Range Rover Evoque, which was launched in Q2 FY12 and achieved retail volumes of 24,442 in the quarter, compared to 3,096 in the prior year.

Sales of other Land Rover models, except Range Rover Sport, were down somewhat, primarily reflecting the industry weakness in Southern Europe (Italy and Spain), where Land Rover maintained market share despite the fall in volumes. Volumes in Brazil, were also down following a new tax introduced in March 2012. The uncertainties surrounding the longer-term level of the tax has led to buyers postponing vehicle purchases in the near-term.

The lower Jaguar volumes primarily reflect challenging conditions in the XJ and XK segments in most markets.

The AWD and Sportbrake versions of the XF, as well as smaller engine derivatives are being released in the second half of the year.

Wholesale volumes for Q2 FY13 were 77,442 units, an increase of 14% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 9,832 units for Jaguar and 67,610 units for Land Rover.

Performance in key geographical markets on retail basis

United States

The US economic situation is still showing signs of recovery in the current quarter, but uncertainty remains in an election year.

The US premium car segment volumes remained broadly flat in the last 12 months, with Jaguar’s share also holding up while the market environment continues to be competitive with a trend towards smaller engines.

The 13 model year line up of JLR products includes a number of smaller engine derivatives, as well as the Sportbrake and AWD version.

The US premium SUV segment volumes were up 11.4% in the last 12 months, with Land Rover participating in this growth, increasing its market share 0.6%.

US combined total retail volumes for the quarter were 14,820 units, up 22% compared to Q2 FY12

Jaguar retail volumes for the quarter grew by 3% compared to Q2 FY12, mainly due to growth in XJ sales, despite a fall in the XJ segment.

Land Rover retail volumes for the quarter increased by 29% compared to Q2 FY12, mainly driven by the Range Rover Evoque and Range Rover Sport.

UK

The UK economy has continued to be challenging with GDP remaining flat over the past 12 months. The outlook for the UK is uncertain, with potentially significant downside risks relating to the Euro crisis.

The UK premium car segment volumes increased by 9.2% in the last 12 months. Jaguar shares are down by 2.3%, due to a trend towards smaller and more fuel efficient diesel engines and significant financial support offered by competitors. The smaller Jaguar engines have only been in place for 9 months and the 13 model year line-up includes enhanced CO2 efficiency models and a new Sportbrake XF.

The UK premium SUV segment volumes increased by 11.8% in the last 12 months, with the Land Rover market share up 4.4%, primarily reflecting the Range Rover Evoque but also supported by the Land Rover Discovery.

Jaguar and Land Rover combined retails were 18,115 units in the quarter, up 21% compared to Q2 FY12.

Jaguar retail volumes for the quarter decreased by 339 units.

Land Rover retail volumes for the quarter were up by 33% compared to Q2 FY12, with market share in the current quarter increasing by 4.4%.

Europe (excluding Russia and UK)

The Euro crisis is continuing to put pressure on European markets, with recession in a number of countries and a slowdown in Germany and France. Credit rating agencies continue to be negative about Euro area prospects, and the European car industry is expected to have reduced volumes in the current year.

Combined total retail volumes in the quarter for the Europe region were 16,025, an increase of 29% compared to Q2 FY12. The increase reflects growth in the Range Rover Evoque with other model volumes down somewhat.

Jaguar retail volumes in the Europe region for the quarter fell by 330 units reflecting softer industry volumes, partially offset by a 0.3% increase in market share.

Land Rover retail volumes within the Europe region for the quarter increased by 38% to 14,024.

In Germany, Land Rover market share increased by 1.2%, whilst Jaguar fell by 0.3%.

China

The Chinese economy continues to grow strongly, although at a somewhat slower rate with expectations for future GDP growth of 7.6% in 2012.
China’s premium car segment volumes increased by 2% in the last 6 months. Jaguar volumes were down 271 units, primarily reflecting 12 model year run-out on XF and XJ.
The premium SUV segment increased by 19% in the last 12 months, with Land Rover’s share increasing 4% due to the introduction of the Range Rover Evoque, alongside growth in other models.
Combined total retail volumes were 17,152 units in the quarter.

China was the 2nd largest retail market and largest wholesale market for the company in the period, and the largest market for the 6 months to September 2012.

Asia Pacific

Continued economic growth has been seen in the Asia Pacific region. Combined volumes have grown 23% in Australia.
Total Asia Pacific retail volumes for the quarter were 4,059 units, up 48%.
Jaguar retail volumes for the quarter increased by 19% compared to Q2 FY12, mainly due to XF demand
Land Rover retail volumes for the quarter increased by 60% compared to Q2 FY12, to 3,145.

Business risks and mitigating factors

As discussed on pages 21-30, and elsewhere, of the Annual Report 2011-12 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q2 FY13, Jaguar Land Rover employed 25,368 people worldwide including agency personnel (Q2 FY12: 20,923). Approximately 1,000 of the people employed are in overseas markets.

Liquidity and capital resources

As at 30 September 2012, the Company had cash and cash equivalents of £1,802 million, bank deposits with a greater than 3 month maturity of £375 million and undrawn committed facilities of £1,027 million. The total amount of cash and cash equivalents includes an amount of £722 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to constraints in certain countries which restrict or impede the ability of the Company’s subsidiaries in those countries to transfer cash across the group.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 September 2012.

Facility	Facility amount	Maturity	Outstanding as at 30 September 2012	Undrawn as at 30 September 2012
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	—
£500m Senior Notes 8.25% 2020	500.0	2020	500.0	—
$410m Senior Notes 7.75% 2018	252.5	2018	252.5	—
$410m Senior Notes 8.125% 2021	252.5	2021	252.5	—
Revolving 3 & 5 year credit facilities	795.0	2014-16	—	795.0
Other financing loans	202.5	2012-14	136.5	66.0
Receivables factoring facilities	275.5	2013	109.4	166.1

Subtotal	2,778.0		1,750.9	1,027.1

Uncommitted
Receivables factoring facilities	123.2	—	—	123.2
Other facilities	16.1	—	16.1	—

Subtotal	139.3		16.1	123.2

Capitalized costs	—	—	(27.9)	—

Total	2,917.3	—	1,739.1	1,150.3

Cash flow data

Net cash provided by operating activities was £517 million in the quarter compared to £475 million during Q2 FY12.

Net cash used in investing activities was £611 million in the quarter (Q2 FY12: £356 million). Of this, £200 million relates to bank deposits with a maturity of over 3 months which are classified as investments. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £444 million in the quarter compared to £347 million in Q2 FY12. The Company’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Cash used in financing activities was £262 million in the quarter compared to cash used of £162 million in Q2 FY12. Cash used in financing activities in the 3 month period reflects a £91 million reduction in short-term debt and a dividend of £150 million paid to Tata Motors in the quarter. Cash used in financing activities in Q2 FY12 reflected £155m of debt repaid.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed interim financial statements.

Consolidation of operating companies and change of names

For operational convenience, the two operating subsidiary companies, Jaguar Cars Limited and Land Rover, are proposed to be consolidated into one operating company under the name of Jaguar Land Rover Limited effective January 1 2013. The company’s name will also be changed to Jaguar Land Rover Automotive plc.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer

Ratan N. Tata	Chairman and Director	2008
Ravi Kant	Director	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012

On 7 November 2012, it was announced that Mr Cyrus P Mistry is to be appointed to the board of the company and Mr Ravi Kant has stepped down as a director.

Condensed Consolidated Income Statement

for the three months ended 30 September 2012 (Unaudited)

		Three months ended 30 September 2012			Three months ended 30 September 2011
	Note	Trading result £m	Non operating result £m	Total	Trading result £m	Non operating result £m	Total

Revenue		3,288.3	—	3,288.3	2,914.9	—	2,914.9

Material and other cost of sales		(2,071.6)	—	(2,071.6)	(1,902.2)	—	(1,902.2)
Employee cost		(314.3)	—	(314.3)	(235.4)	—	(235.4)
Other expenses		(692.0)	—	(692.0)	(555.0)		(555.0)
Net impact of un-hedged commodity derivatives		—	7.4	7.4	—	(11.9)	(11.9)
R&D costs capitalised	2	217.7	—	217.7	190.3	—	190.3
Other income		50.7	—	50.7	19.3	—	19.3
Depreciation and amortisation		(119.6)	—	(119.6)	(113.4)	—	(113.4)
Foreign exchange gain	3	4.2	—	4.2	22.4	—	22.4
MTM on derivatives not hedge accounted	3	—	62.8	62.8	—	(81.9)	(81.9)
Finance income	4	8.2	—	8.2	3.7	—	3.7
Finance expense (net of capitalised interest)	4	(11.2)	—	(11.2)	(35.0)	—	(35.0)

Net income before tax		360.4	70.2	430.6	309.6	(93.8)	215.8
Income tax expense		(108.6)	(16.8)	(125.4)	(43.5)	—	(43.5)

Net income attributable to shareholders		251.8	53.4	305.2	266.1	(93.8)	172.3

Condensed Consolidated Income Statement

for the six months ended 30 September 2012 (Unaudited)

		Six months ended 30 September 2012			Six months ended 30 September 2011
	Note	Trading result £m	Non operating result £m	Total	Trading result £m	Non operating result £m	Total

Revenue		6,926.5	—	6,926.5	5,618.4	—	5,618.4

Material and other cost of sales		(4,425.2)	—	(4,425.2)	(3,676.3)	—	(3,676.3)
Employee cost		(615.0)	—	(615.0)	(445.1)	—	(445.1)
Other expenses		(1,366.4)	—	(1,366.4)	(1,097.0)	—	(1,097.0)
Net impact of un-hedged commodity derivatives		—	—	—	—	(11.9)	(11.9)
R&D costs capitalised	2	432.8	—	432.8	366.2	—	366.2
Other income		59.8	—	59.8	27.8	—	27.8
Depreciation and amortisation		(240.2)	—	(240.2)	(206.4)	—	(206.4)
Foreign exchange (loss) / gain	3	(8.4)	—	(8.4)	24.6	—	24.6
MTM on derivatives not hedge accounted	3	—	8.1	8.1	—	(80.9)	(80.9)
Finance income	4	16.6	—	16.6	7.4	—	7.4
Finance expense (net of capitalised interest)	4	(25.3)	—	(25.3)	(59.4)	—	(59.4)

Net income before tax		755.2	8.1	763.3	560.2	(92.8)	467.4
Income tax expense		(220.3)	(1.9)	(222.2)	(75.3)	—	(75.3)

Net income attributable to shareholders		534.9	6.2	541.1	484.9	(92.8)	392.1

Condensed Consolidated Statement of Comprehensive Income

for the three and six months ended 30 September 2012

	Three months ended 30 September 2012 (Unaudited)	Three months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m	£m	£m

Net income attributable to shareholders	305.2	172.3	541.1	392.1

Other comprehensive income (OCI)

Actuarial losses	(16.6)	(49.0)	(23.9)	(49.0)
Cash flow hedges booked into OCI	352.5	(35.1)	276.8	(37.8)
Cash flow hedges moved from OCI and recognised in the income statement	(26.7)	(23.4)	(47.8)	(31.4)
Taxation booked through other comprehensive income	(78.8)	—	(53.8)	—

Total other comprehensive profit / (loss) for the period	230.4	(107.5)	151.3	(118.2)

Total comprehensive income for the period attributable to shareholders	535.6	64.8	692.4	273.9

Condensed Consolidated Balance Sheet

at 30 September 2012

		30 September 2012	31 March 2012
	Note	£m (Unaudited)	£m (Audited)
Non-current assets
Investments		2.9	1.4
Other financial assets		291.6	106.9
Property, plant and equipment		2,038.5	1,585.9
Pension asset	17	1.4	1.9
Intangible assets		3,208.6	2,801.0
Other assets		12.2	11.5
Deferred income taxes		368.4	473.8

Total non current assets		5,923.6	4,982.4

Current assets
Cash and cash equivalents		1,801.5	2,430.4
Trade receivables		545.9	662.2
Other financial assets	6	619.2	182.8
Inventories	7	1,654.0	1,496.8
Other current assets	8	307.0	457.0
Current income tax assets		9.2	5.5

Total current assets		4,936.8	5,234.7

Total assets		10,860.4	10,217.1

Current liabilities
Accounts payable		3,485.0	3,284.7
Short term borrowings and current portion of long term debt	14	260.3	489.7
Other financial liabilities	11	291.6	312.7
Provisions	12	294.7	279.5
Other current liabilities	13	536.8	559.3
Current income tax liabilities		96.7	115.2

Total current liabilities		4,965.1	5,041.1

Non-current liabilities
Long term debt	14	1,478.9	1,484.4
Other financial liabilities	11	94.1	72.5
Non-current income tax liabilities		—	18.3
Deferred income taxes		55.1	0.5
Other liabilities		9.8	4.8
Provisions	12	790.9	671.3

Total non current liabilities		2,428.8	2,251.8

Total liabilities		7,393.9	7,292.9

Condensed Consolidated Balance Sheet (continued)

at 30 September 2012

		30 September 2012	31 March 2012
	Note	£m (Unaudited)	£m (Audited)
Equity attributable to equity holders of the company
Ordinary shares		1,500.6	1,500.6
Capital redemption reserve	17	166.7	166.7
Reserves/(accumulated deficit)	16	1,799.2	1,256.9

Equity attributable to equity holders of the company		3,466.5	2,924.2

Total liabilities and equity		10,860.4	10,217.1

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

for the six months ended 30 September 2012

	Ordinary Shares	Capital redemption reserve	Reserves / accumulated deficit	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2011 (Audited)	1,500.6	166.7	(191.9)	1,475.4

Net income for the six months	—	—	392.1	392.1
Other comprehensive loss for the six months	—	—	(118.2)	(118.2)

Total comprehensive income for the period	—	—	273.9	273.9

Balance at 30 September 2011 (Unaudited)	1,500.6	166.7	82.0	1,749.3

	Ordinary shares	Capital redemption reserve	Reserves/ accumulated deficit	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2012 (Audited)	1,500.6	166.7	1,256.9	2,924.2

Net income for the six months	—	—	541.1	541.1
Other comprehensive income for the six months	—	—	151.3	151.3

Total comprehensive income for the period	—	—	692.4	692.4

Dividend paid	—	—	(150.1)	(150.1)

Balance at 30 September 2012 (Unaudited)	1,500.6	166.7	1,799.2	3,466.5

Condensed Consolidated Cash Flow Statement

for the six months ended 30 September 2012

	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m

Cash flows from operating activities
Net income attributable to shareholders	541.1	392.1
Depreciation and amortisation	240.2	206.4
Loss on sale of assets	0.7	3.1
Foreign exchange (gain) / loss loans	(7.4)	28.8
Income tax expense	222.2	75.3
Finance expense	25.3	59.4
Finance income	(16.6)	(7.4)
Exchange (gain) / loss on derivatives	(8.1)	93.2
Share of joint venture profit	(0.5)	(0.2)

Cash flows from operating activities	996.9	850.7

Movement in trade receivables	116.3	(11.1)
Movement in other financial assets	(25.5)	3.0
Movement in other current assets	150.3	(154.2)
Movement in inventories	(157.2)	(206.9)
Movement in other non-current assets	(2.0)	—
Movement in accounts payable	(18.5)	339.7
Movement in other current liabilities	(20.4)	196.5
Movement in other financial liabilities	7.9	13.4
Movement in non-current liabilities	5.0	(6.0)
Movement in provisions	113.9	15.8

Cash generated from operations	1,166.7	1,040.9
Income tax paid	(156.5)	(54.6)

Net cash from operating activities	1,010.2	986.3

Cash flows used in investing activities
Investment in associate	(1.0)	(0.8)
Change in restricted deposit	19.5	(38.4)
Finance income received	13.8	7.3
Investments in mutual funds	(375.0)	—
Purchases of property, plant and equipment (net)	(350.1)	(361.5)
Acquisition of intangible assets	(470.8)	(359.1)

Net cash used in investing activities	(1,163.6)	(752.5)

Condensed Consolidated Cash Flow Statement (continued)

for the six months ended 30 September 2012

	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m
Cash flows (used in) / from financing activities
Finance expense and fees paid	(92.4)	(45.7)
Proceeds from issuance of short-term debt	4.3	20.0
Repayment of short-term debt	(235.3)	(629.4)
Payment of lease liabilities	(2.0)	(2.1)
Proceeds from issuance of long-term debt	—	1,000.0
Repayment of long-term debt	—	(264.4)
Dividend paid	(150.1)	—

Net cash from financing activities	(475.5)	78.4

Net change in cash and cash equivalents	(628.9)	312.2
Cash and cash equivalents at beginning of six months	2,430.4	1,028.3

Cash and cash equivalents at end of six months	1,801.5	1,340.5

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the six months ended 30 September 2012 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover PLC have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” under International Financial Reporting Standard (referred to as “IFRS”) as approved by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2012, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2012.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2012, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended 30 September 2012 (Unaudited)	Three months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m	£m	£m

Total R&D costs	268.9	224.3	531.4	426.6
R&D expensed	(51.2)	(34.0)	(98.6)	(60.4)

R&D capitalised	217.7	190.3	432.8	366.2
Interest capitalised	32.4	16.0	60.3	31.7

Total R&D additions to intangible assets	250.1	206.3	493.1	397.9

3	Foreign exchange

	Three months ended 30 September 2012 (Unaudited)	Three months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m	£m	£m

Trading foreign exchange (loss) / gain	(17.2)	38.0	(15.8)	53.4
Foreign exchange gain/(loss) on foreign currency denominated borrowings	21.4	(15.6)	7.4	(28.8)

Foreign exchange before MTM	4.2	22.4	(8.4)	24.6
Gain / (loss) on mark to market of foreign exchange derivative instruments not designated in a hedge relationship	62.8	(81.9)	8.1	(80.9)

Total foreign exchange gain / (loss)	67.0	(59.5)	(0.3)	(56.3)

Mark to market on foreign exchange derivative instruments represent economic hedges. These instruments, however do not meet the treatment for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended 30 September 2012 (Unaudited)	Three months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m	£m	£m

Finance income	8.2	3.7	16.6	7.4

Total finance income	8.2	3.7	16.6	7.4

	Three months ended 30 September 2012 (Unaudited)	Three months ended 30 September 2011 (Unaudited)	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m	£m	£m

Total finance expense on financial liabilities measured at amortised cost	43.4	32.5	84.3	88.2
Impact of discount on provisions	0.2	18.5	1.3	2.9
Finance expense transferred to capitalised product development	(32.4)	(16.0)	(60.3)	(31.7)

Total finance expense	11.2	35.0	25.3	59.4

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 8.1% (six months to 30 September 2011: 6.4%)

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

At beginning of period	13.2	10.1
Allowance made in the period	10.8	4.6
Allowance released in the period	(4.3)	(1.5)

At end of period	19.7	13.2

Notes (continued)

6	Other financial assets – current

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Short term investments	375.0	—
Advances and other receivables recoverable in cash	14.4	0.1
Derivative financial instruments	125.9	48.4
Restricted cash	100.3	131.4
Other	3.6	2.9

	619.2	182.8

7	Inventories

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Raw materials and consumables	50.9	62.3
Work-in-progress	213.2	169.4
Finished goods	1,389.9	1,265.1

	1,654.0	1,496.8

8	Other current assets

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

VAT	229.7	408.8
Prepaid expenses	77.3	48.2

	307.0	457.0

9	Taxation

Recognised in the income statement

The income tax for the 3 and 6 month periods are charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

10	Capital expenditure

Capital expenditure in the period was £569.9 million (6 month period to 30 September 2011: £361.5 million) on fixed assets and £531.1 million (6 month period to 30 September 2011: £359.1 million) on intangible assets, mainly capitalised engineering. There were no impairments, material disposals or changes in use of assets.

Notes (continued)

11	Other financial liabilities

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m
Current
Liabilities for vehicles sold under a repurchase arrangement	167.6	153.7
Finance lease obligations	4.4	4.7
Interest accrued	36.4	46.5
Derivative financial instruments	83.2	107.8

	291.6	312.7

Non Current
Finance lease obligations	13.3	15.1
Long term derivatives	58.4	33.3
Other payables	22.4	24.1

	94.1	72.5

12	Provisions

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m
Current
Product warranty	279.3	261.1
Product liability	13.2	16.2
Provision for residual risk	2.2	2.2

Total current	294.7	279.5

Non current
Defined benefit obligations	418.8	326.9
Other retirement obligations	5.2	2.2
Product warranty	330.4	308.1
Provision for residual risk	16.5	13.9
Provision for environmental liability	20.0	20.2

Total non current	790.9	671.3

Notes (continued)

12	Provisions (continued)

Product warranty

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Opening balance	569.2	503.1
Provision made during the period	171.1	371.5
Provision used during the period	(131.9)	(298.5)
Impact of discounting	1.3	(6.9)

Closing balance	609.7	569.2

Product liability

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Opening balance	16.2	19.1
Provision made during the period	—	17.2
Provisions used in the period	(3.0)	(20.1)

Closing balance	13.2	16.2

Residual risk

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Opening balance	16.1	7.0
Provision made during the period	2.6	9.1
Provision used during the period	—	—

Closing balance	18.7	16.1

Environmental liability

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Opening balance	20.2	18.3
Provision made during the period	0.2	2.6
Provision used during the period	(0.4)	(0.7)

Closing balance	20.0	20.2

Notes (continued)

12	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Liability for advances received	193.4	191.2
VAT payable	330.3	346.1
Others	13.1	22.0

	536.8	559.3

Notes (continued)

14	Interest bearing loans and borrowings

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Euro MTF listed bond	1,478.9	1,484.4
Loan from banks	260.3	332.6
Redeemable preference shares classified as debt	—	157.1
Finance lease liabilities	17.7	19.8

	1,756.9	1,993.9
Less:
Current portion of bank loans	(260.3)	(332.4)
Current portion of other loans	—	(157.3)

Total short term borrowings and current portion of long term debt	(260.3)	(489.7)
Current portion of finance lease liabilities	(4.4)	(4.7)

Long term debt	1,492.2	1,499.5

Presented as long-term debt	1,478.9	1,484.4
Presented as long-term finance lease in non-current other financial liabilities	13.3	15.1

15	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve	Hedging reserve	Pension Reserve	Profit and loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9
Net income for the period	—	—	—	541.1	541.1
Cash flow hedges booked in equity	—	276.8	—	—	276.8
Cash flow hedges moved from equity and recognised in the income statement	—	(47.8)	—	—	(47.8)
Movements in employee benefit plan	—	—	(23.9)	—	(23.9)
Tax booked through other comprehensive income	—	(52.9)	(0.9)	—	(53.8)
Dividend paid	—	—	—	(150.1)	(150.1)

Balance at 30 September 2012	(383.3)	156.5	(550.9)	2,576.9	1,799.2

Notes (continued)

15	Other reserves (continued)

	Translation reserve	Hedging reserve	Pension Reserve	Accumulated deficit: profit and loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net income for the year	—	—	—	1,481.1	1,481.1
Movements in employee benefit plan	—	—	(149.9)	—	(149.9)

Cash flow hedges booked in equity	—	(35.6)	—	—	(35.6)

Cash flow hedges moved from equity and recognised in the income statement	—	(19.7)	—	—	(19.7)

Tax booked through other comprehensive income	—	8.5	159.0	—	167.5

Tax impact of items reclassified from other comprehensive income	—	5.4	—	—	5.4

Balance at 31 March 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9

16	Dividends

During the quarter ended 30 September 2012 a dividend of £150.1 million was paid (during the half year ended 30 September 2011 £Nil). Preference shares of £157 million were repaid in the quarter ended 30 June 2012 along with dividends of £14 million (half year ended 30 September 2011 £Nil).

Notes (continued)

17	Employee benefits

Jaguar Cars Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Six months ended 30 September 2012 (Unaudited)	Year to 31 March 2012 (Audited)
	£m	£m

Net pension liability at beginning of the period	(325.0)	(289.6)
Service cost	(58.7)	(102.3)
Interest cost	(127.0)	(239.8)
Actuarial loss	(45.7)	(195.3)
Expected return on assets	111.5	240.2
Employers contributions and other changes	21.7	231.1
Prior service costs	(16.0)	(14.8)
Change in restriction on asset and onerous obligation	21.8	45.5

Net pension liability at end of period	(417.4)	(325.0)

Amount recognised in the balance sheet consists of

	30 September 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Present value of defined benefit obligations	(5,007.3)	(4,915.9)
Fair value of plan assets	4,684.1	4,706.9
Restriction on asset and onerous obligation	(94.2)	(116.0)

Net liability	(417.4)	(325.0)

Non current assets	1.4	1.9
Non current liabilities	(418.8)	(326.9)

Notes (continued)

17	Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	September 2012	March 2012
	%	%
Discount rate	4.6	5.1
Rate of increase in compensation level of covered employees	3.2	3.8
Inflation increase	2.7	3.3
Expected rate of return on plan assets	5.1	4.8

For the valuation at 30 September 2012 and 31 March 2012, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2010) projections and an allowance for long term improvements of 1.00% per annum.

Notes (continued)

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £17.7 million (31 March 2012: £9.9 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers. There are tax matters in dispute of £Nil which the group has not provided for, as it is not considered probable that these will be settled in an adverse position for the group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £382.5 million (31 March 2012: £545.2 million).

The group has entered into various contracts with vendors and contractors which include obligations aggregating £849.9 million (31 March 2012: £865.8 million) to purchase minimum or fixed quantities of material.

There are guarantees provided in the ordinary course of business of £11.1 million (31 March 2012: £6.9 million), of which £Nil million (31 March 2012: £2.8 million) are to HMRC.

Financial Instruments

As disclosed in note 33 of the annual accounts, the group entered into a number of cash flow derivative contracts to manage its foreign currency exposure.

The group uses USD/GBP forward and option contracts, USD/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. The time value of options is considered ineffective in the hedge relationship and the change in fair value is recognised immediately in the income statement. Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2013 to 2016.

The group also has a number of USD/Euro options which are entered into as an economic hedge of the financial risks of the group. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the income statement.

Notes (continued)

19	Capital management

The company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the company.

The company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The company’s policy is aimed at a combination of short-term and long-term borrowings.

The company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the company.

Total debt includes all long and short-term debts as disclosed in note 14 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the company:

	30 September 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Equity	3,466.5	2,924.2

Short term debt	264.7	494.4
Long term debt	1,492.2	1,499.5

Total debt	1,756.9	1,993.9

Total capital (debt and equity)	5,223.4	4,918.1

20	Related party transactions

The company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The company routinely enters into transactions with these related parties in the ordinary course of business. The company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

	Six months ended 30 September 2012 (Unaudited)		Six months ended 30 September 2011 (Unaudited)
	With associates of the parent (Unaudited)	With parent company (Unaudited)	With associates of the parent (Unaudited)	With parent company (Unaudited)
	£m	£m	£m	£m

Sale of products	31.3	—	27.4	—
Services received	43.2	—	19.6	—
Trade and other receivables	1.0	—	6.4	—
Accounts payable	13.5	—	9.9	—
Loans payable	—	—	—	—
Dividends	—	150.1	—	—

Notes (continued)

20	Related party transactions (continued)

Compensation of key management personnel

	Six months ended 30 September 2012 (Unaudited)	Six months ended 30 September 2011 (Unaudited)
	£m	£m

Short-term benefits	5.3	6.3

Front Cover Pictures

All new Range Rover

Jaguar XF Sportbrake

Vehicles above

Jaguar XF Sportbrake in ‘Maillot Jaune’ livery

Land Rover Defender special edition

For further details visit www.jaguarlandrover.com

Jaguar Land Rover PLC

Banbury Road

Gaydon

Warwickshire

CV35 0RG

Jaguar Land Rover Results Under IFRS for the period ended 30 September 2012

07 November 2012

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover PLC and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

• Q2 FY13 represents the 3 month period from 1 July 2012 to 30 September 2012

• Q2 FY12 represents the 3 month period from 1 July 2011 to 30 September 2011

• H1 FY13 represents the 6 month period from 1 April 2012 to 30 September 2012

• H1 FY12 represents the 6 month period from 1 April 2011 to 30 September 2011

• FY13 represents the 12 month period from 1 April 2012 to 31 March 2013

• FY12 represents the 12 month period from 1 April 2011 to 31 March 2012

Consolidated results of Jaguar Land Rover PLC and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

2

Participants

Kenneth Gregor

CFO Jaguar Land Rover

Bennett Birgbauer

Treasurer Jaguar Land Rover

C. Ramakrishnan

CFO Tata Motors

Vijay Somaiya

Head of Treasury & Investor Relations Tata Motors

3

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

4

Q2 FY13 financial highlights

Retail volumes up 29% from prior year

Wholesale volumes and revenue up 13% from prior year

EBITDA up on higher volumes, with EBITDA margin of 14.8%

PBT up reflecting higher EBITDA and foreign exchange revaluation and hedging results

Maintained positive free cash flow while investing significantly in the business

Cash and financial deposits £2,176m and undrawn committed bank lines £1,027m.

5

Key financial metrics

Key metrics-IFRS

Quarter ended 30 September 6 months ended 30 September

(£ million, unless stated) 2012 2011 Change 2012 2011 Change

Retail volumes (‘000 units) 85 66 19 171 129 42

Wholesale volumes (‘000 units) 77 68 9 161 130 31

Revenues 3,288 2,915 373 6,927 5,618 1,309

EBITDA 486 420 66 1,013 782 231

EBITDA % 14.8% 14.4% 0.4 ppt 14.6% 13.9% 0.7 ppt

Profit before tax 431 216 215 763 467 296

Profit after tax 305 172 133 541 392 149

Free cash flow (1) 106 119(13) 222 234(12)

Cash (2) 2,176 1,340 836 2,176 1,340 836

1	Cash from operating activities after investing activities (excluding investments in financial deposits)

2	Includes cash and cash equivalents and financial deposits 6

Overall performance continues to be good

Land Rover retail volume up 19,502 units (37%) – primarily reflects the Range Rover

Evoque

Jaguar retail volume down 435 units (3%) – reflects weaker XJ and XK segments

EBITDA margin of 14.8%, marginally higher than a year ago, reflecting:

- favourable geographic mix led by growth in China

- favourable foreign exchange environment (avg. £/$ rate 1.59 in Q2 FY13 vs. 1.64 in Q2

FY12)

- offset by a model mix, reflecting higher Evoque volumes and lower Range Rover volumes due to model changeover

PBT includes £67m for foreign exchange revaluation and hedging results

PAT is up, reflecting a higher PBT partially offset by a higher tax charge, as a result of recognising a deferred tax asset in Q4 FY12

7

Quarterly retail volumes by carline

Jaguar – Q2 FY13 vs Q2 FY12

Down 3%

13,233 12,798 XK

1,247 1,064 XJ

3,636 3,382

XF

8,350 8,352

Total

Q2 FY12 Q2 FY13

Land Rover – Q2 FY13 vs Q2 FY12

Up 37% 71,951

113

24,442

52,449

3,096

13,210

14,026

New Range

Rover

7,009

Range Rover

6,325

Evoque

Range Rover

13,038 Sport

12,368 Range Rover

Freelander

10,982 Discovery

10,864

Defender

5,114 3,813

Q2 FY12 Q2 FY13

8

Quarterly retail volumes by geography

UK North America China Q2 FY13

Up 21% Up 22% Up 58%

All other

18,115 UK

17,152 markets 21.4%

14,996 14,820 Asia (ROW) 17.2%

12,106 Pacific

10,869 4.8%

14,093 Europe North

10,635 11,622 15,789 (ex. America

9,010 Russia) 17.5%

9,235 18.9%

4,361 4,022 3,096 3,198 20.2% China

1,634 1,363

Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13 84,749 units

Europe Asia Pacific All other markets Q2 FY12

Up 29% Up 48% Up 16%

All other

markets UK

(ROW) 22.8%

Asia 19.1%

16,025 Pacific

14,578 4.2%

12,458 12,517 Europe North

(ex. America

Russia) 18.4%

14,024 19.0%

10,127 13,278

4,059 11,475 China

2,736 16.5%

1,967 3,145

2,331 2,001 769 914 1,042 1,300

Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13 65,682 units

Land Rover Jaguar

9

Income statement

Consolidated income statement - IFRS

Quarter ended 30 September 6 months ended 30 September

(£ million, unless stated) 2012 2011 Change 2012 2011 Change

Revenues 3,288 2,915 373 6,927 5,618 1,309

Material cost of sales (2,072)(1,902)(170)(4,425)(3,676)(749)

Employee costs (314)(235)(79)(615)(445)(170)

Other expenses (634)(548)(86)(1,307)(1,081)(226)

Product development costs capitalised 218 190 28 433 366 67

EBITDA 486 420 66 1,013 782 231

Depreciation and amortisation (119)(113)(6)(240)(206)(34)

Foreign exchange gain / (loss) 67(60) 127(1)(57) 56

Net finance income / (expense) (3)(31) 28(9)(52) 43

Profit before tax 431 216 215 763 467 296

Income tax expense (126)(44)(82)(222)(75)(147)

Profit after tax 305 172 133 541 392 149

10

Healthy cash generation and strong liquidity

Consolidated cash flow - IFRS

Quarter ended 30 September 6 months ended 30 September

(£ million, unless stated) 2012 2011 Change 2012 2011 Change

Cash from operating activities 472 471 1 997 851 146

Working capital changes and tax paid 52 4 48 13 135(122)

Cash flow from operations 524 475 49 1,010 986 24

Investment in tangible and intangible assets (444)(347)(97)(821)(721)(100)

Other (including finance income) 26(9) 35 33(31) 64

Free cash flow 106 119(13) 222 234(12)

Investment in financial deposits (200) -(200)(375) -(375)

Changes in debt (91)(155) 64(233) 124(357)

Dividend paid(150) -(150)(150) -(150)

Finance expenses and fees paid(21)(7)(14)(93)(46)(47)

Net change in cash and cash equivalents (356)(43)(313)(629) 312(941)

Cash and cash equivalents at beginning of period

2,157 1,383 774 2,430 1,028 1,402

Cash and cash equivalents at end of period 1,801 1,340 461 1,801 1,340 461

Memo: Cash including investment in financial

deposits 2,176 1,340 836 2,176 1,340 836

11

Strong financing structure

Key financial indicators - IFRS

(£ million, unless stated) 30 September 31 March 2012 Change

2012

Cash and financial deposits 2,176 2,430(254)

Committed revolving credit facility 795 710 85

Other undrawn committed facilities 232 146 86

Total liquidity 3,203 3,286(83)

Total equity 3,465 2,924 541

Total debt 1,739 1,974(235)

Net cash 437 456(19)

Net cash / equity 12.6% 15.6% 3.0 ppt

12

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

13

Developments

Launched the all new, all aluminium Range Rover at the Paris motor show to great acclaim

The new Jaguar F-TYPE sports car was revealed at the Paris motor show

In Q3 FY13, we will start retailing the 13 MY XF and XJ, including a Sportbrake,

an AWD version and smaller engine variants

14

Summary

Good overall performance in the first half

Going forward focus is on:

- starting sales of new Range Rover

- launching both refreshed and new Jaguar and Land Rover products

- continuing to monitor economic and sales trends closely to balance sales and production

- planned investments in future new products and technologies to meet customer aspirations and regulatory environmental standards

- generating strong operating cash flows to support these future investments

15

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

16

Q&A

Additional slides

6 month retail volumes by carline

Jaguar – 6 months FY13 vs 6 months FY12

Up 3%

XK

25,790 26,436

2,701 2,004 XJ

8,003 7,844

XF

15,082 16,588

Total

6 months FY12 6 months FY13

Land Rover – 6 months FY13 vs 6 months FY12

Up 40%

144,071

103,168 51,388

3,096

27,064

26,684 New Range

Rover

14,563 Range Rover

13,005 Evoque

Range Rover

Sport

26,023 Range Rover

24,109

Freelander

Discovery

22,496

21,530 Defender

9,926 7,242

6 months FY12 6 months FY13

19

6 month retail volumes by geography

UK North America China 6 month FY13

Up 27% Up 14% Up 71%

35,617 All other UK

32,598 markets 19.1%

29,609 (ROW)

25,663 26,024 Asia 17.2%

Pacific

20,812 4.7%

North

25,492 23,027 32,074 Europe America

18,364 18,785 (ex. 17.4%

17,812 Russia)

20.8%

7,299 7,106 7,239 6,582 3,000 3,543 China

20.9%

6 months 6 months 6 months 6 months 6 months 6 months

FY12 FY13 FY12 FY13 FY12 FY13 170,507 units

Europe Asia Pacific All other markets 6 month FY12

Up 35% Up 41% Up 19%

All other UK

markets 19.9%

(ROW)

35,403 Asia 19.0%

29,269 Pacific

26,271 24,495 4.4%

North

Europe America

(ex.

30,704 20.2%

Russia)

21,709 8,011 22,398 26,526 20.4%

5,693

China

4,100 6,248 16.1%

4,562 4,699 1,593 1,763 2,097 2,743

6 months 6 months 6 months 6 months 6 months 6 months 128,958 units

FY12 FY13 FY12 FY13 FY12 FY13 20

Land Rover Jaguar

Quarterly wholesale volumes by carline

Jaguar – Q2 FY13 vs Q2 FY12

Down 26%

13,306 XK

9,832

1,294 XJ

3,441 1,071

2,090 XF

8,567 6,671

Total

Q2 FY12 Q2 FY13

Land Rover – Q2 FY13 vs Q2 FY12

Up 24% 67,610

14

54,694

23,340

7,772

12,273

14,963

New Range

6,558 Rover

Range Rover

4,422 Evoque

Range Rover

12,296 Sport

10,401 Range Rover

Freelander

10,679 10,869 Discovery

Defender

5,116 3,601

Q2 FY12 Q2 FY13

21

Quarterly wholesale volumes by geography

UK North America China

Up 2% Up 12% Up 47%

16,374 15,080 15,361 11,728 13,157 11,117

10,848 12,127

15,413 8,948 10,805 9,352 4,232 3,234 2,780 2,352 1,765 961

Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13

Europe Asia Pacific All other markets

Down 6% Up 34% Up 20%

15,549

14,659

13,944 11,574

13,102

13,202 12,948 3,947 10,218

2,952

2,226 3,115

2,447 1,457 1,356

726 832 996

Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13 Q2 FY12 Q2 FY13

Land Rover Jaguar

Q2 FY13

All other markets (ROW) 18.0% UK 19.8% North America 17.0%

Asia Pacific 5.1% Europe (ex. Russia)18.9% China 21.1%

Q2 FY12

All other markets (ROW) 17.0% UK 22.2% North America 17.2%

Asia Pacific 4.3% Europe (ex. Russia)22.9% China 16.3%

22

6 month wholesale volumes by carline

Jaguar – 6 months FY13 vs 6 months FY12 Land Rover – 6 months FY13 vs 6 months FY12

Up 32% 139,288

14

105,441 50,547

7,774

26,640

27,377

Down 12% New Range

14,493 Rover

Range Rover

11,800 Evoque

Range Rover

24,616 Sport

XK 21,644 Range Rover

24,649 21,606 Freelander

2,455 XJ

7,167 1,871 22,119

5,675 20,916 Discovery

XF

15,016 14,059 Defender

Total 9,799 6,990

6 months FY12 6 months FY13 6 months FY12 6 months FY13 23

6 month wholesale volumes by geography

UK North America China 6 month FY13

Up 4% Up 13% Up 68%

All other UK

34,938 markets 17.6%

28,301(ROW)

27,146 27,967 Asia 18.2%

24,774

20,845 Pacific

4.8% North

32,048 Europe America

19,533 22,307 19,073 23,292 (ex. 17.4%

17,792 Russia)

20.4%

7,613 5,994 5,701 4,675 3,053 2,890 China

21.7%

6 months 6 months 6 months 6 months 6 months 6 months

FY12 FY13 FY12 FY13 FY12 FY13 160,894 units

Europe Asia Pacific All other markets 6 month FY12

Up 16% Up 22% Up 28%

All other UK

markets 20.9%

(ROW)

Asia 17.6%

32,749 Pacific

28,199 29,271 4.8%

22,854 Europe North

(ex. America

29,113 Russia) 19.0%

23,601 26,576 21.7%

6,272 7,668 20,603

China

4,839 5,952 16.0%

4,598 3,636 1,433 1,716 2,251 2,695

6 months 6 months 6 months 6 months 6 months 6 months 130,090 units

FY12 FY13 FY12 FY13 FY12 FY13 24

Land Rover Jaguar

Product and other investment

Key financial indicators - IFRS

Quarter ended 30 September 6 months ended 30 September

(£ million, unless stated) 2012 2011 Change 2012 2011 Change

R&D expense

Capitalised 218 190 28 433 366 67

Expensed 51 34 17 91 61 30

Total R&D expense 269 224 45 524 427 97

Investment in tangible and other intangible 226 157 69 388 354 34 assets

Total product and other investment 488 381 107 912 781 131

Of which capitalised 444 347 97 821 720 101

25